Exhibit 99
	For Release:	November 1, 2017
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com

NEWS

ALLETE, Inc. reports third quarter results; reaffirms 2017 earnings guidance

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported third quarter 2017 earnings of 88 cents per share on net income of $44.9 million and operating revenue of $362.5 million. Last year’s results were 81 cents per share on net income of $40.3 million and operating revenue of $349.6 million. Results for the third quarter of 2017 reflect a favorable impact of approximately $8 million after-tax, or 16 cents per share, for the modification of a November 2016 Minnesota Public Utilities Commission (MPUC) order on the allocation of North Dakota investment tax credits at a MPUC hearing on September 28, 2017. Net income in the third quarter of 2016 included an adverse impact of approximately $9 million after-tax, or 18 cents per share, for the initial MPUC decision in October 2016. Net income in 2016 also included approximately $3 million after-tax, or 7 cent per share, gain for the sale of ALLETE Properties’ Ormond Crossings project and Lake Swamp mitigation bank.

“We remain on track to meet our full-year earnings targets,” said ALLETE Chairman, President and CEO Al Hodnik. “We expect 2017 earnings to be within a range of $3.15 to $3.40 per share, excluding the impact of the MPUC's modification of its November 2016 order on the allocation of North Dakota investment tax credits. We have made many accomplishments during the year and are pleased that our efforts are delivering value to ALLETE’s shareholders. We believe we are well positioned to deliver additional long-term value to our shareholders with our unique mix of businesses.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power, and the Company’s investment in the American Transmission Co., recorded net income of $34.2 million compared to net income of $45.0 million recorded in the third quarter of 2016. Financial incentives under the Minnesota conservation improvement program decreased $4.4 million after-tax from 2016 due to the timing of the MPUC approval. In 2017, the conservation improvement program financial incentive was approved and recognized in the second quarter. Earnings in 2017 were also impacted by lower residential, commercial and municipal sales resulting from milder temperatures this quarter, lower sales to other power suppliers as a result of higher industrial sales and lower market prices, lower transmission margins, and higher depreciation, property tax and interest expense. These impacts were partially offset by higher sales to industrial customers, the implementation of final rates at Superior Water, Light and Power in August 2017 and interim rates at Minnesota Power in effect since the beginning of the year.

ALLETE’s Energy Infrastructure and Related Services businesses, which include ALLETE Clean Energy and U.S. Water Services, recorded net income of $0.6 million and net income of $1.3 million, respectively. Earnings at ALLETE Clean Energy decreased $0.4 million due to lower operating revenue as a result of lower wind resources, partially offset by lower operating and maintenance expense. Net income at U.S. Water Services decreased $0.2 million from 2016 primarily due to higher operating expenses as a result of investments for future growth in waste treatment and water safety applications, partially offset by higher operating revenue compared to the same period in 2016.

Corporate and Other, which includes BNI Energy and ALLETE Properties, increased $16.0 million from 2016 primarily due to the previously mentioned modification of a 2016 MPUC order on the allocation of North Dakota investment tax credits. This increase was partially offset by a decrease in earnings at ALLETE Properties due to lower land sales as previously mentioned.

Earnings per share for the quarter was diluted by 3 cents due to additional shares of common stock outstanding as of September 30, 2017.

ALLETE will host a conference call and webcast at 10 a.m. Eastern Time this morning to discuss details of its financial performance. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through November 5, 2017, by calling (855) 859-2056, pass code 92681362. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, U.S. Water Services headquartered in St. Michael, Minn., BNI Energy in Bismarck, N.D., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016

Operating Revenue
Utility	$277.6	$253.3	$824.1	$740.5
Non-utility	84.9	96.3	257.3	257.7
Total Operating Revenue	362.5	349.6	1,081.4	998.2
Operating Expenses
Fuel, Purchased Power and Gas – Utility	93.5	91.7	283.2	250.6
Transmission Services – Utility	18.9	16.6	53.1	49.5
Cost of Sales – Non-utility	36.1	45.7	106.1	108.5
Operating and Maintenance	80.0	80.8	248.2	240.9
Depreciation and Amortization	50.9	48.9	151.5	145.7
Taxes Other than Income Taxes	14.1	12.5	42.7	40.6
Total Operating Expenses	293.5	296.2	884.8	835.8
Operating Income	69.0	53.4	196.6	162.4
Other Income (Expense)
Interest Expense	(16.6)	(18.7)	(50.5)	(53.0)
Equity Earnings in ATC	5.9	6.1	17.3	15.0
Other	0.8	1.2	2.0	2.8
Total Other Expense	(9.9)	(11.4)	(31.2)	(35.2)
Income Before Non-Controlling Interest and Income Taxes	59.1	42.0	165.4	127.2
Income Tax Expense	14.2	1.7	34.6	15.7
Net Income	44.9	40.3	130.8	111.5
Less: Non-Controlling Interest in Subsidiaries	—	—	—	0.5
Net Income Attributable to ALLETE	$44.9	$40.3	$130.8	$111.0
Average Shares of Common Stock
Basic	51.0	49.4	50.7	49.3
Diluted	51.2	49.5	50.9	49.4
Basic Earnings Per Share of Common Stock	$0.88	$0.82	$2.58	$2.25
Diluted Earnings Per Share of Common Stock	$0.88	$0.81	$2.57	$2.25
Dividends Per Share of Common Stock	$0.535	$0.52	$1.605	$1.56

Consolidated Balance Sheet
Millions - Unaudited

	Sept. 30,	Dec. 31,		Sept. 30,	Dec. 31,
	2017	2016		2017	2016
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$104.4	$27.5	Current Liabilities	$290.5	$399.5
Other Current Assets	283.5	267.0	Long-Term Debt	1,444.6	1,370.4
Property, Plant and Equipment - Net	3,746.3	3,741.2	Deferred Income Taxes	592.9	554.6
Regulatory Assets	310.6	330.1	Regulatory Liabilities	111.5	125.8
Investment in ATC	146.0	135.6	Defined Benefit Pension & Other	195.2	210.9
Other Investments	55.8	55.6	Other Non-Current Liabilities	301.1	322.7
Goodwill and Intangibles - Net	228.9	213.4	Shareholders’ Equity	2,042.7	1,893.0
Other Non-Current Assets	103.0	106.5
Total Assets	$4,978.5	$4,876.9	Total Liabilities and Shareholders’ Equity	$4,978.5	$4,876.9

	Quarter Ended		Nine Months Ended
ALLETE, Inc.	September 30,		September 30,
Income (Loss)	2017	2016	2017	2016
Millions
Regulated Operations	$34.2	$45.0	$110.1	$110.0

Energy Infrastructure and Related Services
ALLETE Clean Energy	0.6	1.0	11.1	9.7
U.S. Water Services	1.3	1.5	1.6	2.0

Corporate and Other	8.8	(7.2)	8.0	(10.7)
Net Income Attributable to ALLETE	$44.9	$40.3	$130.8	$111.0
Diluted Earnings Per Share	$0.88	$0.81	$2.57	$2.25

Statistical Data
Corporate
Common Stock
High	$79.61	$65.41	$79.61	$65.41
Low	$69.79	$58.20	$61.64	$48.26
Close	$77.29	$59.62	$77.29	$59.62
Book Value	$40.02	$37.87	$40.02	$37.87

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	239	250	791	816
Commercial	364	383	1,061	1,090
Municipal	195	205	591	611
Industrial	1,859	1,633	5,437	4,740
Total Retail and Municipal	2,657	2,471	7,880	7,257
Other Power Suppliers	977	1,141	3,022	3,456
Total Regulated Utility Kilowatt-hours Sold	3,634	3,612	10,902	10,713

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal
Residential	$26.6	$27.4	$86.4	$85.2
Commercial	35.3	36.1	103.9	100.1
Municipal	14.6	19.2	45.1	50.4
Industrial	121.5	106.0	362.8	302.5
Total Retail and Municipal	198.0	188.7	598.2	538.2
Other Power Suppliers	41.2	46.8	124.0	133.2
Other	38.4	17.8	101.9	69.1
Total Regulated Utility Revenue	$277.6	$253.3	$824.1	$740.5

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.